UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Secoo Holding Limited

(Name of Issuer)

Class A ordinary shares, par value of $0.001 per share**

(Title of Class of Securities)

81367P 101

(CUSIP Number)

Qudian Inc.

c/o Tower A, AVIC Zijin Plaza

Siming District, Xiamen

Fujian Province 361000,

People’s Republic of China

Telephone: +86-592-5911580

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 17, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**

This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, two of such American Depositary Shares representing one Class A ordinary shares, par value $0.001 per share.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81367P 101	13D	Page 2 of 11 pages

1	Names of Reporting Persons Qu Plus Plus Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization The British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,554,356
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,554,356

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,554,356*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 5.41% of the Class A Ordinary Shares **
14	Type of Reporting Person CO

*	Consists of 1,554,356 Class A Ordinary Shares.
**

Percentage calculated based on: (i) 18,550,770 Class A Ordinary Shares outstanding as of June 3, 2020, as disclosed in the Stock Purchase Agreement (as defined below) by the Issuer; and (ii) 10,204,082 Class A Ordinary Shares issued to Qu Plus Plus Limited and Qufenqi (HK) Limited in connection with the First Closing and the Second Closing (as defined below) as contemplated by the Stock Purchase Agreement.

CUSIP No. 81367P 101	13D	Page 3 of 11 pages

1	Names of Reporting Persons Qufenqi (HK) Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 8,649,726
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 8,649,726

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,649,726*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 30.08% of the Class A Ordinary Shares **
14	Type of Reporting Person CO

*	Consists of 8,649,726 Class A Ordinary Shares.
**

Percentage calculated based on: (i) 18,550,770 Class A Ordinary Shares outstanding as of June 3, 2020, as disclosed in the Stock Purchase Agreement (as defined below) by the Issuer; and (ii) 10,204,082 Class A Ordinary Shares issued to Qu Plus Plus Limited and Qufenqi (HK) Limited in connection with the First Closing and the Second Closing (as defined below) as contemplated by the Stock Purchase Agreement.

CUSIP No. 81367P 101	13D	Page 4 of 11 pages

1	Names of Reporting Persons Qudian Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization The Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 10,204,082
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 10,204,082

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,204,082*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 35.49% of the Class A Ordinary Shares**
14	Type of Reporting Person CO

*	Consists of 10,204,082 Class A Ordinary Shares owned by Qu Plus Plus and Qufenqi.
**

Percentage calculated based on: (i) 18,550,770 Class A Ordinary Shares outstanding as of June 3, 2020, as disclosed in the Stock Purchase Agreement (as defined below) by the Issuer; and (ii) 10,204,082 Class A Ordinary Shares issued to Qu Plus Plus Limited and Qufenqi (HK) Limited in connection with the First Closing and the Second Closing (as defined below) as contemplated by the Stock Purchase Agreement.

CUSIP No. 81367P 101	13D	Page 5 of 11 pages

1	Names of Reporting Persons Min Luo
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 10,204,082
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 10,204,082

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,204,082
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 35.49% of the Class A Ordinary Shares **
14	Type of Reporting Person IN

*	Consists of 10,204,082 Class A Ordinary Shares owned by Qu Plus Plus and Qufenqi.
**

Percentage calculated based on: (i) 18,550,770 Class A Ordinary Shares outstanding as of June 3, 2020, as disclosed in the Stock Purchase Agreement (as defined below) by the Issuer; and (ii) 10,204,082 Class A Ordinary Shares issued to Qu Plus Plus Limited and Qufenqi (HK) Limited in connection with the First Closing and the Second Closing (as defined below) as contemplated by the Stock Purchase Agreement.

CUSIP No. 81367P 101	13D	Page 6 of 11 pages

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D filed by certain Reporting Persons (as defined below) on June 11, 2020 (the “Original Statement”). This Amendment No. 1 amends the Original Statement as specifically set forth herein (as so amended, the “Statement”).

Item 2.	Identity and Background.

Item 2 of the Original Statement is hereby amended and restated as follows:

This Statement is being filed by

(1).	Qu Plus Plus Limited (“Qu Plus Plus”), a company incorporated with limited liability under the laws of the British Virgin Islands and a wholly owned subsidiary of Qudian (as defined below);

(2).	Qufenqi (HK) Limited (“Qufenqi”), a private company incorporated with limited liability under the laws of Hong Kong and a wholly owned subsidiary of Qudian (as defined below);

(3).	Qudian, Inc. (“Qudian”), an exempted company incorporated under the laws of the Cayman Islands; and

(4).	Mr. Min Luo, a citizen of the People’s Republic of China (“Mr. Luo” and, together with Qu Plus Plus, Qufenqi and Qudian, each a “Reporting Person” and collectively the “Reporting Persons”).

The principal business address of each of the Reporting Persons is Tower A, AVIC Zijin Plaza, Siming District, Xiamen, Fujian Province 361000, the People’s Republic of China.

Qudian is an exempted company incorporated under the laws of the Cayman Islands. Its principal business is operating an online platform that offers consumer finance products and other related financial and transaction services.

Qu Plus Plus is a BVI business company incorporated under the laws of the British Virgin Islands and is indirectly wholly owned by Qudian. Its principal business is to hold equity investments for Qudian.

Qufenqi is a private company incorporated with limited liability under the laws of Hong Kong and is indirectly wholly owned by Qudian. Its principal business is to hold equity investments for Qudian.

Mr. Luo is the chairman and chief executive officer of Qudian and is a citizen of the People’s Republic of China. Mr. Luo beneficially owns all of the issued and outstanding Class B ordinary shares of Qudian, representing 76.9% of Qudian’s aggregate voting power as of March 31, 2020. His principal occupation is serving as a director and officer of Qudian.

The name, business address, citizenship, present principal occupation or employment, and name, principal business and address of his or her employer of each executive officer and director of Qu Plus Plus, Qufenqi and Qudian is set forth on Schedule I.

During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any person named on Schedule I hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Original Statement is hereby amended and restated as follows:

Qu Plus Plus acquired the 1,554,356 Class A Ordinary Shares reported herein for an aggregate purchase price of US$15,232,688.80 (after giving effect to the share transfer dated June 17, 2020 described in Item 6 below), or US$9.80 per share (“Per Share Purchase Price”). Qufenqi acquired the 8,649,726 Class A Ordinary Shares reported herein from Qu Plus Plus and the Issuer for an aggregate purchase price of US$84,767,314.80 or US$9.80 per share. The funds used to purchase such shares were from the working capital of Qudian Inc., and otherwise no borrowed funds were used to purchase the shares of Class A Ordinary Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Statement is hereby amended and restated as follows:

(a) – (b)

The following sets forth, as of the date of this Statement, the aggregate number of Class A Ordinary Shares and percentage of Class A Ordinary Shares beneficially owned by each Reporting Person, as well as the number of Class A Ordinary Shares as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, as of the date hereof. Calculation of the percentage of Class A Ordinary Shares beneficially owned reported herein is based on: (i) 18,550,770 Class A Ordinary Shares outstanding as of June 3, 2020, as disclosed in the Stock Purchase Agreement (as defined below) by the Issuer; and (ii) 10,204,082 Class A Ordinary Shares issued to Qu Plus Plus Limited and Qufenqi (HK) Limited in connection with the First Closing and the Second Closing (as defined below) as contemplated by the Stock Purchase Agreement.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Qu Plus Plus Limited	1,554,356	5.41%	0	1,554,356	0	1,554,356
Qufenqi (HK) Limited	8,649,726	30.08%	0	8,649,726	0	8,649,726
Qudian Inc.	10,204,082	35.49%	0	10,204,082	0	10,204,082
Mr. Min Luo	10,204,082	35.49%	0	10,204,082	0	10,204,082

As of the date hereof, Qu Plus Plus directly owns 1,554,356 Class A Ordinary Shares and Qufenqi directly owns 8,649,726 Class A Ordinary Shares. Each of Qu Plus Plus and Qufenqi is an indirectly wholly owned subsidiary of Qudian. Mr. Luo is the chairman of the board and chief executive officer of Qudian, and beneficially owns all the issued and outstanding Class B ordinary shares of Qudian, representing 76.9% of Qudian’s aggregate voting power as of March 31, 2020. Pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder, Qudian and Mr. Luo may each be deemed to beneficially own all of the 10,204,082 Class A Ordinary Shares that may be deemed to be beneficially owned by Qu Plus Plus and Qufenqi.

(c)	Except as described in this Statement, none of the Reporting Persons has effected any transactions in the Class A Ordinary Shares since the filing of the Original Schedule 13D on June 11, 2020.

(d)

Except as described in this Statement, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Ordinary Shares reported herein.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

(1) The first paragraph of Item 6 of the Original Statement is hereby amended and restated as follows:

“On June 3, 2020, Qu Plus Plus and the Issuer entered into a stock purchase agreement (the “Stock Purchase Agreement”), pursuant to which Qu Plus Plus agrees to subscribe for and purchase from the Issuer, and the Issuer agrees to issue and sell to Qu Plus Plus, certain Class A Ordinary Shares in two separate closings. On June 4, 2020, the First Closing (as defined below) has been effected pursuant to the Stock Purchase Agreement and the Issuer has issued the First Tranche Shares (as defined below) to Qu Plus Plus for an aggregate purchase price of US$50,000,001.80. On June 17, 2020, (i) Qu Plus Plus transferred to Qufenqi, and Qufenqi acquired from Qu Plus Plus, 3,547,685 Class A Ordinary Shares for an aggregate purchase price of US$34,767,313.00, and (ii) parties to the Stock Purchase Agreement and Qufenqi agreed that Qufenqi is made a party to the Stock Purchase Agreement and will, in lieu of Qu Plus Plus, have all the rights and obligations under the Stock Purchase Agreement as the Purchaser arising out of, in relation to or in respect of the Second Closing and the Second Tranche Shares. On June 17, 2020, the Second Closing (as defined below) has been effected pursuant to the Stock Purchase Agreement and the Issuer has issued 5,102,041 Class A Ordinary Shares (the “Second Tranche Shares”) to Qufenqi for an aggregate purchase price of US$50,000,001.80. In connection with the Stock Purchase Agreement, the “Purchaser” refers to either Qu Plus Plus or Qufenqi, or both collectively, as applicable.”

(2) Each reference to Qu Plus Plus in the second paragraph through the ninth paragraph (i.e. all paragraphs under the heading “Stock Purchase Agreement” other than the first paragraph) in Item 6 of the Original Statement is hereby replaced by “the Purchaser.”

(3) Each of the fourth and fifth paragraphs of Item 6 of the Original Statement is hereby deleted in its entirety.

(4) The seventh paragraph of Item 6 of the Original Statement (i.e. the paragraph under the heading “Board Restructuring”) is hereby amended and restated as follows:

“The Issuer covenants to take all necessary actions to procure the resignation of an existing director of the Issuer and the appointment of a director as designated by the Investor, such that the board of directors of the Issuer (the “Board”) will consist of seven members at the Second Closing, of which one will be appointed by the Investor. On June 17, 2020, Ms. Qi Zhu, a candidate designated by the Investor, has been duly appointed as a director to the Board.”

(5) The tenth paragraph (i.e. the first paragraph under the heading “Investor Rights Agreement”) of Item 6 of the Original Statement is hereby amended and restated as follows:

“At the First Closing, on June 4, 2020, Qu Plus Plus, the Issuer and Mr. Rixue Li, the chairman and chief executive officer of the Issuer (the “Founder”) entered into an investor rights agreement (the “Investor Rights Agreement”). On June 17, 2020, Qufenqi and the parties to the Investor Rights Agreement entered into a deed of adherence to the Investor Rights Agreement, pursuant to which Qufenqi is made a party to the Investor Rights Agreement as if the term “Investor” thereunder referred to Qufenqi and Qu Plus Plus collectively, and Qu Plus Plus and Qufenqi, collectively, will have all of the rights and obligations of “the Investor” under the Investor Rights Agreement. In connection with the Investor Rights Agreement, the “Investor” shall refer to Qu Plus Plus and Qufenqi, collectively. The Investor Rights Agreement granted certain rights to the Investor with respect to the Issuer and Class A Ordinary Shares described below.”

(6) Each reference to Qu Plus Plus in the eleventh paragraph through the twentieth paragraph (i.e. all paragraphs under the heading “Investor Rights Agreement” other than the first paragraph under such heading) in Item 6 of the Original Statement is hereby replaced by “the Investor.”

Item 7.	Materials to be Filed as Exhibits

Item 7 of the Original Statement is hereby amended to add the following exhibit.

Exhibit Number	Description

99.1	Joint Filing Agreement, dated June 18, 2020, by and among the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 18, 2020

QUDIAN INC.

By:	/s/ Min Luo
Name:	Min Luo
Title:	Chairperson

QU PLUS PLUS LIMITED

By:	/s/ Min Luo
Name:	Min Luo
Title:	Chairperson

MIN LUO

By:	/s/ Min Luo

QUFENQI (HK) LIMITED

By:	/s/ Min Luo
Name:	Min Luo
Title:	Director

Schedule I

Schedule I of the Original Statement is hereby amended to add the following to the second column of the second row of the table (i.e. the row for Mr. Min Luo): “Qufenqi: Director”